November 16, 2010
Via EDGAR and Federal Express
Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-7010

Re:	Targa Resources Partners LP
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 4, 2010
Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010
Filed May 14, 2010 and August 6, 2010
File No. 001-33303
Dear Mr. Owings:
     Set forth below is the response of Targa Resources Partners LP, a Delaware limited partnership (the “Partnership”), to the comment contained in the letter received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 12, 2010, with respect to the Partnership’s Exchange Act filings. The response below has been prepared and is being provided by the Partnership.
     For your convenience, the response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.
Form 10-K for the Fiscal Year Ended December 31, 2009 of Targa Resources Partners LP
General
1. Please have an authorized representative of Targa Resources Partners LP submit correspondence on EDGAR that provides the acknowledgements found at the end of our November 1, 2010 letter.
Response: In connection with responding to the Staff’s comments, the Partnership acknowledges that:
•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or comments regarding the foregoing to me through David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours, Targa Resources Partners LP By: Targa Resources GP LLC, its general partner
By:	/s/ Jeffrey J. McParland
Jeffrey J. McParland
Executive Vice President and Chief Financial Officer

Enclosures
cc:	Robert W. Errett, Securities and Exchange Commission
David P. Oelman, Vinson & Elkins L.L.P.
Christopher S. Collins, Vinson & Elkins L.L.P.